 UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: June 23, 2015

Commission File Number: 001-33701

Fly Leasing Limited

 (Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

            County Dublin, Ireland

 (Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

At the Annual General Meeting of the holders (the “Shareholders”) of the common shares of Fly Leasing Limited (the “Company”) held on June 22, 2015, the Shareholders approved the following:

1.	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s amended and restated bye-laws:

	Votes in Favor	Votes Against	Abstentions
Erik G. Braathen	21,075,556	244,277	245,361
Joseph M. Donovan	21,087,279	241,538	236,377
Eugene McCague	21,071,871	241,341	251,982
Susan M. Walton	20,958,920	251,408	354,866

2.	The appointment of Deloitte & Touche LLP as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
21,197,684	139,645	227,865

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date: June 23, 2015	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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